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                                                                   EXHIBIT 99(D)

                             G.R. HERBERGER'S, INC.
                                600 MALL GERMAIN
                              ST. CLOUD, MN 56301

Dear ESOP Participants:


    A Special Meeting of Stockholders of G.R. Herberger's, Inc. ("Herberger's") will be held on Friday, January 31, 1997 at 8:30 a.m., Central Standard Time, at the St. Cloud Civic Center, 10 South Fourth Avenue, St. Cloud, Minnesota.


    At this important meeting, Shareholders will be asked to consider and vote upon a proposal to adopt an Agreement and Plan of Merger (the "Merger Agreement") pursuant to which a wholly-owned subsidiary of Proffitt's, Inc. ("Proffitt's") will be merged with and into Herberger's (the "Merger"). As a result of the Merger, each outstanding share of Herberger's Common Stock will be converted into a number (the "Conversion Number") of shares of Proffitt's Common Stock determined by multiplying one by a fraction, the numerator of which is 4,000,000 and the denominator of which is the number of shares of Herberger's Common Stock outstanding at the effective time of the Merger. Based on the 8,024,678 shares of Herberger's Common Stock outstanding on December 20, 1996, the Conversion Number would be approximately .4985. Upon consummation of the Merger, the equity interest in Herberger's of its stockholders will cease and Herberger's will become a wholly-owned subsidiary of Proffitt's.

    You are a participant in the Herberger's 401(k) Employee Purchase Plan and Employee Stock Ownership Plan (the "ESOP"). The ESOP owns Herberger's common stock which has been allocated to your account in the ESOP. The ESOP Trustee, Norwest Bank Minnesota, National Association, is the legal owner of the ESOP's assets, including Herberger's common stock, and will attend the Stockholder's meeting to vote the ESOP's shares. YOU HAVE THE RIGHT TO INSTRUCT THE ESOP TRUSTEE ABOUT HOW TO VOTE THE SHARES ALLOCATED TO YOUR ESOP ACCOUNT. A voting instruction card for you is enclosed (along with directions for completing and submitting it). Please note that the ESOP Trustee will be directed to vote all allocated shares in your ESOP account in accordance with the Board's recommendation for the Merger if it receives no voting instructions from you.

    The accompanying Notice and Proxy Statement/Prospectus provide a detailed description of the proposed transaction and its effects on the stockholders of Herberger's. Please give this information your careful attention.

    The affirmative vote of the holders of a majority of the outstanding shares of Herberger's Common Stock is required to adopt the Merger Agreement.

    Merrill Lynch, Pierce, Fenner & Smith Incorporated, Herberger's financial advisor, has rendered its opinion that the Conversion Number is fair to Herberger's stockholders from a financial point of view.


    ESOP participants are not eligible to elect appraisal rights with regard to Herberger's Common Stock allocated to their respective accounts.


    YOUR BOARD OF DIRECTORS BELIEVES THAT THE MERGER IS FAIR TO, AND IN THE BEST INTERESTS OF, HERBERGER'S AND ITS STOCKHOLDERS. THE BOARD HAS UNANIMOUSLY APPROVED THE TERMS OF THE MERGER AND RECOMMENDS THAT YOU VOTE TO ADOPT THE MERGER AGREEMENT.

    YOUR VOTE INSTRUCTIONS ARE IMPORTANT. PLEASE BE SURE TO COMPLETE AND SIGN THE CARD AND RETURN IT.

                                          Sincerely, Robert J. Sullivan
                                          CHAIRMAN AND CHIEF EXECUTIVE OFFICER